[LETTERHEAD OF COVINGTON & BURLING]

November 28, 2005

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549
Attn: Michele Anderson, Legal Branch Chief

  Re:
  Traffic.com, Inc.
  Amendment No. 4 to Registration Statement on Form S-1
  File No. 333-127973

Dear Ladies and Gentlemen:

        On behalf of Traffic.com, Inc. (the "Company"), we are responding to the Staff's letter dated November 16, 2005, relating to the Company's Registration Statement on Form S-1. We previously provided responses to the Staff's comments 1, 2, 3, 5 and 8 in our letter dated November 21, 2005. The Company is filing pre-effective Amendment No. 4 to the Registration Statement with this response letter. All page numbers in our responses refer to Amendment No. 4. Further, for the Staff's convenience we have repeated the Staff's comments below before each of our responses.

General

  2.
  We note that you restated your financial statements to add the discount of $25.4 million to your net loss available to common stockholders in your statement of operations for the fiscal year ended December 31, 2003. As a result, you should:

  •
  Revise to label your financial statements as restated.

  •
  In the notes to the financial statements, describe any and all revisions, including the change to earnings per share, and provide the disclosures required by paragraph 37 of APB 20.

  •
  Have your auditors revise to include a reference to the restatement in the auditor report.

        As stated in our November 21, 2005 letter, the Company has labeled its financial statements as restated and the Company's auditors have revised the auditor report to include a reference to the restatement. The requested disclosures regarding the prior period restatements have been included in Note 3 to the financial statements. As described in Note 3, the Company

Securities and Exchange Commission
November 23, 2005

has restated its financial statements for the years ended December 31, 2001, 2002, 2003 and 2004, and for each of the quarterly periods of 2003, 2004 and 2005. This restatement reflects: (1) the recognition of the Company's revenue under its U.S. DOT contract over a period of 15 years from the date of system acceptance and related changes to depreciation expense on the related sensor network assets; (2) a $25.4 million addition to net income(loss) attributable to common stockholders resulting from the redemption of the Company's Series D convertible preferred stock; (3) an $11.7 million addition to net income (loss) attributable to common stockholders resulting from the exchange of Series A through D convertible preferred stock for Series E-1 convertible preferred stock; (4) the $14.25 million charge related to the settlement of Santa Fe litigation (which includes $7.125 million to be paid by an investor affiliate); and (5) an increase in accrued expense for legal settlements based on the reassessed value of the Company's common stock in the 3rd quarter of 2005.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25

Liquidity and Capital Resources, page 38

  4.
  We note that disclosure you have added regarding your joint and several liability. Please clearly state that joint and several liability means that you could be liable for the entire $6.2 million in compensatory damages, for a total liability of $11.2 million. In addition, please identify the investor.

        As disclosed in the Registration Statement, the Company has entered into a settlement agreement with respect to the litigation with Santa Fe Technologies, Inc., which fixes the amount of the Company's liability from that litigation. Pursuant to the SEC Staff Accounting Bulletin Topic 5T, Accounting for Expense or Liabilities Paid by Principal Stockholder(s), the Company has recognized the full value of the settlement of $14.25 million in its statement of operations as an expense in the quarter ended September 30, 2005 and has treated the amounts to be paid by the investor affiliate ($7.125 million) as a capital contribution. Therefore, the Company respectfully submits that it is no longer necessary to provide the additional disclosure relating to the joint and several liability. The Company has identified the investor affiliate on pages 41, 65 and F-38.

Certain Relationships and Related Party Transactions, page 78

Transactions with 5% or Greater Stockholders, page 78

  6.
  Please disclose why various TL entities were parties to the settlement agreement with ICG.

        The Company has provided the requested disclosure on page 83.

Transactions with Executive Officers, page 79

  7.
  Please also disclose the bonuses that your board of directors recently approved paying to Messrs. Verratti and Maunder under the description of your officers' executive compensation or employment agreements. In addition, please provide an estimate of the amount you could pay to Mr. Verratti to cover any tax liability associated with his restricted stock.

        The Company has disclosed the bonuses on pages 74 and 84. The Company has also disclosed the amount paid to Mr. Verratti pursuant to his bonus on pages 74 and 84.

Securities and Exchange Commission
November 23, 2005

Redeemable convertible preferred stock, page F-24

  8.
  We note your response to our oral comment issued in conjunction with our written comment number 19. However we are not persuaded by your argument that the fair value of the Series E-1 approximates the carrying value of the Series A, C and D and therefore the exchange of Series A, C, and D preferred stock for Series E-1 preferred stock does not affect income/loss available to common stockholders. Considering that the Series E-1 is junior to the Series E, it appears to us that the fair value of Series E-1 should be lower than the Series E. Further it is not appropriate to aggregate the carrying value of Series A, C, and D preferred stock when comparing the carrying value of the old preferred to the fair value of the new preferred. Revise or advise accordingly.

        The Company has reconsidered its response no. 8 (Redeemable convertible preferred stock, p.F-31) provided in its letter to the Staff dated Monday, November 21, 2005, and its decision to use a value of $1.56 as the appropriate fair value per share of the Series E-1 convertible preferred stock. In order to substantiate the value provided in that letter, the Company carried out a detailed valuation exercise, with the objective of supporting the assertion made that the fair value should be established as the "Original Series E-1 Purchase Price", the basis for the liquidation preference and the Series E-1 redemption price. As a result of this detailed valuation exercise, the Company has determined a revised appropriate fair value of the Series E-1 convertible preferred stock $0.56 and has accounted for this change in Amendment No. 4 accordingly.

        In obtaining this valuation, the Company took into account the liquidation preference of each series of preferred stock, as well as the Company's cash and debt position at the time of the financing round. The Company used a valuation multiple relevant to other companies in a peer group, and based upon its revenue projections at the time. The Company then used a Black-Scholes option pricing model and a combination of put and call options to derive the value of each class and series of its shares. In establishing value within the Black-Scholes model, the Company derived a volatility factor by looking at companies within a peer group and also reviewed standard deviation statistics within the our industry as of March 2003. In understanding the revised fair value of $0.56 per share, it is relevant to point out that the upside potential of the Series E-1 shares within the valuation range used is limited to its liquidation preference, that is $10 million, whereas the downside risk is high, reducing to a zero value quickly due to the senior ranking of the Series E convertible preferred stock.

        Since the Company has now recalculated the appropriate fair value for the Series E-1 convertible preferred stock at $0.56 per share rather than $2.15 per share (plus accrued dividend of $0.22 per share), the difference between the carrying value of the Series A through D convertible preferred stock ($15.3 million) that has been derecognized and the fair value of the Series E-1 convertible preferred stock that has been recognized ($3.6 million) of $11.7 million will be recognized as an addition to its net income to arrive at net income available to common stockholders as of March 31, 2003. The difference between the redemption value of $10 million and the fair value of the preferred stock that has now been recognized, plus 8% annual dividends, are now accreted on a quarterly basis. The Company will revise its statement of operations for all periods presented to reflect the impact of the above-noted adjustments.

Appendix. Road Show Presentation

  9.
  We note your disclosure of page A-28 that you believe EBITDA is useful "because it is widely used to measure a company's operating performance without regard to items such as depreciation, which can very depending on accounting methods and the book value of assets, and it helps investors to more meaningfully evaluate and compare the results of our operations consistently from period to period." Because all line items on the profit and loss statement are subject to fluctuation and others can vary depending upon accounting methods, please provide more meaningful disclosure regarding why you believe this non-GAAP measure is useful to an investor.

Securities and Exchange Commission
November 23, 2005

  Also, since capital items are necessary to enable you to generate revenues, it is unclear how a financial measure that omits depreciation could be a relevant and useful measure of operating performance. Explain in clear language what the core operating performance is and how it is used, and clearly explain the items not considered by your non-GAAP performance measure and why management believes it is relevant to do so. Please revise.

        In response to the Staff's comment, the Company has removed the references to EBITDA on pages A-28 and A-30.

Item 15, Recent Sales or Unregistered Securities, page II-2

  10.
  We note the new disclosure you provided in response to prior comment 24 regarding the sale of securities in connection with your recapitalization. Please also disclose the conversion ratio for the preferred stockholders who converted their preferred stock to common stock rather than participate in the Series E preferred stock financing.

        The Company has included the requested disclosure on pages II-3 and II-4.

  11.
  Please provide the disclosure required under Item 701 of Regulation S-K for your sale of Series F preferred stock. Clearly set forth the basis for the exemption from registration you are relying upon for the sale of Series F preferred stock in light of the fact that the Series F financing closed after you filed the registration statement for your initial public offering.

        The Company has included the requested disclosure on page II-4.

Exhibit 10.8—Modification to Subcontract dated June 20, 2002, between Signal Solutions, Inc. and Mobility Technologies, Inc.

  12.
  We note the provisions regarding federal funding that may be used to support the provision of free traveler information through a 511 based telephone and a web site that would be accessible to the general public. If material, please consider adding risk factor disclosure to address the possible impact to your business if these services are provided to the public for free. Please also consider adding disclosure regarding these provisions where you discuss this subcontract elsewhere in the registration statement.

        The Company has added disclosure regarding provision of free traveler information through 511 services on pages 63 and F-7.

        The Company does not believe that the provision of free traveler information through 511 services poses a material risk to its business. The Company believes that the provision of 511 services by additional states or local public agencies would in fact create new opportunities for the Company's government contracting business. The Company has already demonstrated success in operating a 511 service in Tampa Bay, and the Company believes that additional states or local public agencies would seek to utilize its services. In addition, even if the Company were not awarded contracts to provide 511 services for new state or local public agency programs, the Company still believes that 511 services do not pose significant competition for its business. This belief is based on (i) geographic/jurisdictional constraints of 511 services and (ii) the level of traffic information that 511 services are able to provide.

        Currently, there is no national 511 service and the Company believes that there is little likelihood that the creation of a national 511 service will be authorized by Congress. In fact, Congress has specifically rejected dedicated funding to expand 511 services in the United States. The Company believes that the absence of dedicated funding greatly reduces the risk to it of expansive, national 511 services.

Securities and Exchange Commission
November 23, 2005

        As a result of no national funding, 511 services are administered by local or state agencies. The traffic information that 511 services provide is necessarily limited by the jurisdiction of the state or local public agency. More specifically, if a particular metropolitan area crosses jurisdictions (e.g., it crosses state lines), then the 511 service will provide traffic information only for that portion of the metropolitan area that is within the jurisdiction of the applicable public agency. By contrast, the Company provides traffic flow information across an entire metropolitan area. For example, in the District of Columbia metropolitan area, the Virginia 511 service provides information for Virginia only and provides no information for Maryland or the District of Columbia (D.C.). Users of the Virginia 511 service therefore have incomplete traffic information for the D.C. metropolitan area. On the other hand, the Company provides D.C. metropolitan travelers with accurate real-time traffic information encompassing the entire D.C. metropolitan area.

        In addition, 511 services are expensive to build and operate. As a result, less than half of the states have 511 systems, and the level of traffic flow data provided varies widely across states. This wide variation makes 511 services an unreliable tool for business travelers, which are among the Company's target customers. By contrast, the Company provides accurate real-time traffic flow information in 29 metropolitan areas to commuters through a variety of media, including the Internet and e-mail or voicemail alerts. Given the differences in the level of services that 511 services and the Company provide, the Company does not believe that 511 services pose a significant risk to the Company's business model.

Oral Comments Received from the Staff Pursuant to Telephone Conversation on November 17, 2005.

  13.
  We note that your Consolidated Statement of Operations includes a separate line item for technology expense. We believe that technology expense should be included within another category of your operating expenses. Please revise or advise.

        In response to the Staff's comment, the Company has removed the technology expense line item on pages 6, 25, 33 and F-4. The Company has allocated the costs previously associated with technology expense to two new line items. cost of revenue and research and development. The Company has referenced this reallocation within the relevant sections of the MD&A on pages 32 through 39.

  14.
  We note your response to Comment 18 of the Staff's October 27, 2005 letter. Please disclose in the Notes to the Financial Statements that your revenue share and reinvestment arrangements will be calculated on a quarterly basis, instead of on an annual basis. Please also disclose the impact that these arrangements had on the financial condition of the Company for the first three quarters of 2005.

        The Company has provided the requested disclosure on page F-7.

  15.
  We note your disclosure that all information in the prospectus assumes a one-for-three reverse stock split to be effected prior to the closing of the offering. Please revise to clarify that the reverse stock split will occur prior to the effective date of the Registration Statement.

        The Company has provided the requested disclosure on pages 4 and F-43.

*            *            *            *

        The Company would very much appreciate the Staff's prompt review of this amendment. Should you have any follow-up questions, please call me at (212) 841-1256.

Sincerely,

/s/ ELLEN B. CORENSWET Ellen B. Corenswet, Esq.